Exhibit 99

Supplementary Information Required Pursuant to Section 9.4 of the Partnership Agreement

1.                       Statement of Cash Available for Distribution for the three months ended September 30, 2004:

Net income		$565,000
Add:	Depreciation charged to net income not affecting cash available for distribution	17,000
	Minimum lease payments received, net of interest income earned, on leases accounted for under the financing method	7,000
Net proceeds from sale of property		828,000

Less:	Gain on sales of property	(460,000)
	Cash to reserves	(64,000)

Cash Available for Distribution		$893,000
Distributions Allocated to General Partners		$5,000
Distributions Allocated to Limited Partners		$888,000

2.                       Fees and other compensation paid or accrued by the Partnership to the General Partners, or their affiliates, during the three months ended September 30, 2004:

Entity Receiving	Form of
Compensation	Compensation	Amount

Winthrop Management LLC	Property Management Fees	$2,000

WFC Realty Co., Inc. (Initial Limited Partner)	Interest in Cash Available for Distribution	$400

One Winthrop Properties, Inc. (General Partner)	Interest in Cash Available for Distribution	$2,000

Linnaeus-Hampshire Realty Limited Partnership (General Partner)	Interest in Cash Available for Distribution	$3,000

Quadrangle Associates I, LLC (Limited Partner)	Interest in Cash Available for Distribution	$212,000

Londonderry Holdings LLC (Limited Partner)	Interest in Cash Available for Distribution	$2,000